UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 23, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN completes Getronics acquisition, dated October 23, 2007.

Press release

KPN completes Getronics acquisition	Date
23 October 2007

Number
073pe

This is a joint press release of KPN ICT Services B.V. and Getronics N.V. which is required pursuant to the provisions of article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995). This press release is not for release, distribution or publication, in whole or in part, in or into the United States of America, Canada, Australia, Japan and Italy. The offers for ordinary shares and convertible bonds of Getronics N.V. are not made in or into the United States of America, Canada, Australia, Japan and Italy.

KPN has completed the acquisition of the Dutch ICT service provider Getronics. KPN is now in control of the company following successful public offers for the ordinary shares and convertible bonds. Shareholders and bondholders who have not yet accepted the offers made by KPN may still tender their Getronics shares and bonds until 5 November 2007, 15:00 CET, as earlier announced on 15 October. As soon as legally possible, KPN intends to terminate the listings of the shares and bonds, respectively, on Euronext Amsterdam and the Luxembourg Stock Exchange.

The acquisition fits with KPN’s stated Business market strategy of transforming into an end-to-end ICT service provider. KPN will continue Getronics’ stated strategy to focus on core operations in the Netherlands, Belgium, United Kingdom and North America while maintaining a global service delivery capability. The Getronics brand name will be maintained as it is highly regarded by its customers.

The new Getronics board will evaluate the current strategy and intends to rationalize central and group functions. Expected synergies are at least EUR 50 million per annum as of 2009, while the net present value of tax assets is estimated at over EUR 100 million.

Following settlement on 22 October 2007, Erik van der Meijden will hold the position of CEO of Getronics and Steven van Schilfgaarde the position of CFO. Furthermore, Getronics intends to appoint Gary Cawthorne (responsible for the Americas), Tara Brady (responsible for the UK) and Jos Schoemaker (responsible for Global operations) as members of the Getronics Board of Management, subject to shareholder approval. It is currently intended that KPN’s own ICT Services and Corporate Solutions businesses will be integrated into Getronics as of the second half of 2008.

About KPN

KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

Accompanies press release

dated
23 October 2007

Number
073pe

At June 30, 2007, KPN served 5.8 million wireline voice subscribers, 8.8 million mobile customers, 2.5 million Internet customers and 0.3 million TV customers in the Netherlands as well as 16.1 million mobile customers in Germany and Belgium. With 27, 096 individuals (24,881 FTEs), KPN posted revenues of EUR 5.9bn, with an EBITDA of EUR 2.5bn in the first half year of 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

About Getronics

With some 24,000 employees in 25 countries and revenues of EUR 2.6 billion in 2006, Getronics is a leading international provider of Information and Communication Technology (ICT) services and solutions.

Applying its expertise in workspace management, applications, and consulting and transformation services, Getronics helps organisations raise their performance and increase the productivity of their people, by providing them with the ability to share information and to work together efficiently, securely and effectively, wherever and whenever they need.

Getronics headquarters are in Amsterdam. The Ordinary Shares and Bonds 2008 are listed on Eurolist by Euronext Amsterdam and the Bonds 2010 and Bonds 2014 are listed on the official list of the Luxembourg Stock Exchange. For further information about Getronics, visit www.Getronics.com.

Offer Memorandum

Copies of the Offer Memorandum and related documents are available free of charge at the headquarters of Getronics:

Getronics N.V.
Rembrandt Tower – Amstelplein 1
1096 HA Amsterdam
The Netherlands

Tel: +31 (0)20 586 1412
Fax: +31 (0)20 586 1568
E-mail: media@getronics.com
www.getronics.com

as well as the offices of ING Corporate Finance:

ING Corporate Finance
Foppingadreef 7
1102 BD Amsterdam Z-O
The Netherlands

Tel: +31 (0)20 563 8521
Fax: +31 (0)20 563 8503
E-maill: cfprospectus@ingcf.com.

For the Offer Memorandum reference is also made to the website www.kpn.com/ir. This website does not constitute a part of the Offer Memorandum.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 24, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel